Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following is a transcript of a meeting of senior executives of Exelon and certain employees held on May 5, 2011; a video of the meeting was made available to all employees of Exelon on May 9, 2011.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 1 of 30

Laura Duda:	Good morning, everyone. I’m Laura Duda, Vice President of Corporate Communications for Exelon and I want to thank you all for being here for Exelon 360 at Kennett Square.

We had to cancel on you all because of the unbelievable weather that we had the last time we were supposed to be here.

So, I wanted to start by giving you apologies from our Chairman and CEO John Rowe. You might have heard a little announcement over the past week. Anybody hear anything? You got that? OK. We – that announcement set off a series of notifications that he has to make personally. These include investor meetings, meetings with regulators, meetings with politicians so he sends his apologies but we were able to talk a member of his senior team, Bill Von Hoene into changing his schedule to be here with you to give some perspective on the deal from the perspective of our executive committee at Exelon. So anyway, we’re very pleased about that.

Before we get started, I wanted to ask everyone to turn off cell phones, pagers and anything of the like not just put them on silent. They actually interfere with the wireless equipment that we’re using this morning so we need to actually turn them off. So, appreciate you all doing that. And if the panel could do that too.

Bill Von Hoene:	Working on it right now.

Ken Cornew:	I didn’t even bring mine.

Laura Duda:	Oh, it’s going to be a good time. I can tell.

This is our quarterly town hall meeting. We rotate locations. We’ve been at several locations at Chase, we’ve been at MOB we’ve been all over the place and we really felt it was important to get here to Kennett even though John’s schedule would not permit it this time.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 2 of 30

Our next event is going to be in August at Braidwood.

And the format of this program is a little bit of presentation. Our panelists will each speak for a few minutes and then we’ll open it up to Q and A because that really is the most important part of this. And what you’re, you know, wanting to hear more about, what we haven’t covered in the panel, other topics that we may not even touch on.

So we’ll look forward to that. And then we also have solicited questions from your colleagues who couldn’t be here today. So when there may be a moment that a question isn’t being asked by the audience, I may intersperse with some of those.

So, today our panel – we will start with Bill Von Hoene. Bill will give you Exelon’s perspective on the Constellation merger and why it makes sense for a variety of stakeholders that are important to us including our investors.

Followed by that, Ken Cornew will talk about the impact on Power Team specifically and some of the other factors related to that as defined by the merger.

And finally, as if you probably noticed, we have had another big world incident that has affected our business in a variety of ways and that is the Fukushima Daiichi nuclear incident in Japan. So, Chip Pardee from Exelon Generation is here to talk a little bit more about that.

So without further ado I want to go ahead and begin the panelists’ remarks and we’ll start with Bill Von Hoene.

Bill Von Hoene:	OK. Thanks very much, Laura, and I am a poor substitute for John and I – so I apologize for that but he was – he did feel badly about this so he said, Bill, why don’t you borrow my favorite shirt and shoes and wear those for the 360.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 3 of 30

So I – he is here at least in fashion.

Chip Pardee:	I think Bill is having an Italian meal later.

Bill Von Hoene:	It really is – it’s a – it’s a pleasure to be here at such an exciting time for the company. And I think what you see reflected in the topics today as opportunities which are enormous and challenges which are enormous and we’ll talk about both of those today.

With regard to the Constellation transaction that we announced last week, all of you, I think, have gotten a fair amount of background so I don’t want to go over that what you already know. But just a little bit of perspective on it from the company’s standpoint. And the reaction ahead of – that has occurred since we made the announcement last week.

This is a wonderful, wonderful deal for Exelon. It has a whole number of elements to it that will be advantageous to the businesses of Exelon and also the people who work at Exelon. We – in terms of opportunities, in terms of growth, in terms of bringing some energy, some additional energy to the company and bringing some additional values to the company that really will position us for the next period of time – for a long period of time to be even more successful than we have been historically.

We have always talked about deals with a couple of prisms. One is that a deal that we would do would have to be financially attractive. It would have to be accretive to the company. Two, that it would have to be consistent with our values about clean energy and our values about competitive markets and three, particularly given our history that we’ve had recently in trying to do deals that it would be executable, that we could get to the finish line.

And it’s an interesting piece of perception about Exelon, both internally and externally, that we’ve had a couple of deals that haven’t gone so well. We haven’t been able to bring to the finish line and I look at those as evidence of with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 4 of 30

our discipline. We could have done those deals. We could have consummated the deals that we were – that we did not – had we been willing to pay too much for them. And it really shows a sense of discipline and we have looked at a lot of things and we arrived at Constellation because it satisfied and easily satisfied all those criteria.

So as we look and see what Constellation has that brings to the table with us, obviously, we get more nuclear which is very positive. We get a retail business that’s in 38 states. We talked up for a long time about growing our retail business and Ken and his team have done a great job of doing that, but it’s an expensive proposition to develop it indigenously and now we have a platform for that to get us into a variety of markets – channeled to markets for our generation that is very, very attractive.

We have another utility in a major metropolitan area that will give us some opportunities for best practices and learning and diversifying in that regard. So the fit is a terrific fit for our companies. It will be a terrific fit. It will turn out to be a terrific fit, however, only if we all see the challenges that are associated with putting these two companies together and we address them with a positive outlook and with an eye towards benefiting our shareholders, our value, and taking advantage of the opportunities that are presented by this potential transaction.

And I’m very optimistic that we have not only the right fit of companies, but we have the right people including the people in this room to be committed to the success that we all hope this deal will bring to the company.

Interesting pieces of this since we made the announcement, and there are a couple of constituencies that I just want to touch on. Our stock price went up almost 2 percent the day of the announcement, Constellation’s stock price went up 5 percent. That’s virtually unheard of in an acquisition. It is always – almost always the case that the acquirer’s stock goes down. There’s concern with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 5 of 30

about – does the deal make sense? Have you paid too much? Are going to be able to successfully consummate the transaction?

This was put together in a way and it really is a testament to the fit of the companies. So that’s a very, very positive sign.

We worked very hard before the deal coming up with a plan that would allow us to execute this deal successfully. So we were thoughtful about what is it we were going to put on the table. On the first day to talk about how we’ll address challenges in Maryland, challenges with the Department of Justice, challenges with FERC – all the approval processes that are – that are out there.

And I know that you all are very much aware that Maryland has been a challenging jurisdiction for Constellation and for other utilities. If you look at what the reaction has been in Maryland among the regulators and the elected officials, it’s been very good. They’re looking at this with a positive outlook. What we have put out on the table in terms of what the deal would entail is something that clearly interests them. They believe we’ve made a good faith extension of that and they believe that we are going to be a good partner in Maryland. And so that’s very, very positive.

That is possible only because of the way we’ve done business. It’s not just what we put out on the table in terms of the package of features. But also because of the reputation of our company and the way that people have conducted themselves and the integrity that we’ve had as a company and the success and commitment to excellence and the commitment to continuous improvement.

So, the pedigree that all of you and the folks who are not in this room have worked so hard to develop over time will be our best possible calling card in order to get to the finish line on this. And it will continue to be so and I think we will benefit in that – in that respect from all the hard work that we’ve done.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 6 of 30

And then the third piece, I think, just in terms of constituencies are the respective employee groups here and at Constellation and I can’t speak too much to what the reaction has been at Constellation other than at the levels that we have been with. They are very positive and they look at this as an opportunity as well.

In Exelon, we’re – there’s going to be some movement around. There are going to be some things that will inevitably happen. The response of the employees of our company and the officers of our company have been overwhelmingly positive.

And that attitude will have a lot to do with whether we can do this successfully or not. This will create opportunities. We will obviously be doing some consolidation. We’ll be doing some moving around. We have to do that to get bigger, to get better, to get stronger and to get greater potential.

But it will be, for the people of Exelon, a tremendous opportunity both collectively and in an individual way. And I hope that everyone looks forward to that and understands that this is how we get better and this is how each of your respective careers has opportunities that we wouldn’t have in the absence of doing transactions like this.

Our industry needs – we need to consolidate. We need to have larger platforms to be able to make the kinds of commitments we’re going to make in the future. We need to have more diverse platforms to be able to respond to the changing environment that we’re going to have in our industry and that we see every single day.

This is a vehicle to do that so we should all feel very positive about it and we, in the leadership at Exelon are committed to all of those values in consummating this deal.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 7 of 30

The one other thing I just want to say in opening remarks is that there are changes at the top of the organization that will happen as a result of this deal. Chris Crane will become the CEO. Mayo Shattuck who is their chairman will become the Executive Chair of the board which means he will – he will be the chair of the board. He will not have direct reports but he will be in a – in a role where he will help Chris but Chris will run the company. And John Rowe will retire after – upon the consummation of the deal after 14 years at Exelon and 28 years as a CEO and I just want to reflect for 30 seconds or so on John and Chris.

A lot of you in this room know Chris very well and have worked with Chris. I worked very, very closely with Chris particularly the last three or four years. He is spectacular. He will be a great, great, great leader of this company and I could not be happier for our company, for all of you, for our industry that Chris is going to assume this responsibility. He really has all the tools, all the energy, all the insight and all the commitment to all of you and to our company to be very, very successful in the world that will confront him as the new – the new Chief Executive Officer of Exelon.

So, you should feel very good about that. That being said, there is no one like John Rowe. There is simply no one who has had the wisdom, the foresight, the commitment to competitive markets, all the things that made the last merger between two companies that had real, real challenges become the most successful company in the industry and we will – we will – we can’t replace John.

What we will have, I think, is we will have during the period of time as we transition all the values that John brings to this and all the wisdom that will carry us to this line where we embark on the new journeys and the new challenges and John will remain a big part of the way we think and the way we reason and the way we look at strategic things far beyond his formal departure of the company.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 8 of 30

So, as you think about this, we all have to gather from John and get from John as much as we can in terms of this wisdom. And we all have to be committed to the values that John has represented in this company. And when you think about what John has meant, he has been extraordinarily disciplined financially.

He’s been extraordinarily committed to clean energy. He has been extraordinarily committed to competitive markets. He’s been extraordinarily committed to fairness. And those are all values that if we don’t take those with us in the roads ahead, we have no opportunity to be successful in this transaction.

So, that’s my – over my allotted time opening remarks. And I’ll turn it over – I think Ken is going to talk next.

Ken Cornew:	I echo Bill’s comments about John and Chris. John is why Exelon is such a great company today and his confidence in Chris should make you all feel very confident in the leadership of this company in the future.

When I thought about this meeting and talking points for it in the winter when we cancelled, it was going to be about GenCo strategy. And some of you, if not all of you know something about GenCo strategy and I’ll still reflect on it a bit.

But obviously something a little bigger has happened in the last couple weeks that impacts all of us. For all of us, it’s an exciting time. It’s – as a time of great opportunity, it’s also a time of tremendous challenge. And the challenge is the evolution of our company and our business and for me personally, the evolution of our trading organization, Power Team.

And when I reflect on that evolution, I like to think about history a little bit and what – and where we got – how we got to where we are from a Power with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 9 of 30

who wants the long version you can come to my office any time and I’ll spend three hours with you on the history because I think it is important.

But we started in 1994, a power team with a trade floor of three people in a cubicle downtown in the PECO building, and we actually were starting to do some really good things and make some profits off of what was a tough rate settlement that PECO had at the time for its Limerick generation, and so we decided and our leadership decided to build a business around it, and we moved out of the PECO building and moved out to gulf mills and we started to grow the number of people that we had in the organization, and we started to grow our footprint. We moved into the Midwest by procuring power and transmission in and around what’s now known as the western part of PJM. We moved into the desert southwest and began selling some power into California. We ended up working with the company to buy three nuclear plants that we all know under the AmerGen umbrella before that we still own and operate now and profit from, and that happened in the late ‘90s.

Also in the late ‘90s we saw tremendous price spikes in the business, tremendous price spikes in 1998 and 1999, and we set ourselves up well at the time to profit from those price spikes, and it really pushed us into a whole other level of thinking about the strategy of a merchant generating company and a marketing and trading organization that went with it. We were most worried at that time about how to make sure we collected the money that we had made on selling power in the summertime in 1998 and 1999.

Then came along the transformational merger. The transformational merger of UNICOM and PECO and that meant a consolidation of trading operations and then a consolidation of operations in the end here to Kennett Square, and ComEd had probably around 60 people and we had about 100, and we ended up starting with about 120 with 20 from ComEd and 40 decided to do something else, and we came here to Kennett Square in late 2000.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 10 of 30

We continue to build the business. We continue to build the business by buying generation. We bought generation in Texas. We bought generation in New England that we subsequently sold, and now we’re buying it back again with consolation. Things do come around a bit.

But we continue to try to grow the business, and we continue to grow from a company earnings perspective because of price, because of how price was escalating, because the natural gas prices and what was happening in the global natural gas market, and by 2008 our stock got over $90 and power prices were in triple digits in the east and above $50 around the clock a megawatt hour in the Midwest, and then something happened.

The economy turned for the worst and we found shale gas, and that pricing turned out to be not the eventual pricing that this market would see. Lower cost natural gas that drives power price and a poor economy drove less demand in the business, caused us to rethink the value of our business, and we couldn’t rely on price growth anymore. We had to start thinking differently about how to grow this company.

And now I’ll bring in GenCo strategy. So a year and a half ago we decided from a GenCo perspective we were going to start focusing on specific strategic initiatives to help the growth of the company, and Constellation is really GenCo’s strategy on steroids in large sense, for me, anyway.

GenCo’s strategy had a hedging component to it. How are we going to hedge and maximize the value of our asset? We get over 10,000 megawatts more generating assets, merging generating assets in this business. GenCo’s strategy said how can we find more assets. Now you know how can we purchase assets and do what we’ve done for 15 years, which is buy assets at least what we think is value, and then optimize them and build a business around them, and again, a lot of assets are coming our way in this process.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

Transcript: Page 11 of 30

We really focus in GenCo strategy how to hone our message on the competitive market and driving the market to be a more competitive one, given our position as a very low cost competitive generator.

Constellation has the same mentality. The come at it from a customer perspective, not the low cost generator perspective, necessarily, but the same mentality, so coming together gives us a lot more momentum on the competitive market side.

The retail business. We have – we really focused in the last three to four years on building the retail business. We thought it was time, we knew the PECO and Pennsylvania transition to competition was happening, so we’ve built our retail business ourselves, as Bill said, a lot of work, a lot of effort, a lot of money to do it, but now we’ve become the tenth largest retailer in the United States in a short period of time, and look what we can do now. We can scale up and combine number one and number 10 and really create something special there.

So, GenCo strategy really defined what we needed to look at and how we needed to look at it, and this just helps. So it’s a tremendous opportunity what I would say to build the premier best and biggest marketing energy marketing company in the United States and probably recognized around the world, and what a tremendous opportunity. Yes, there are challenges. There are locational challenges, there are obviously the typical merger and integration challenges, but as Bill said, this one is really about growth and opportunity, and you know we’re going to see it through, so I’m very excited.

Chip Pardee:	OK, good morning. Just a quick reflection there. I believe Bill at face value when he talks to me, and I know you all do as well, and when he mentioned that he was wearing John’s shirt this morning, I said, “What a coincidence. We have the same size,” and then I noticed on his cuff it says not JWR but WAV, so all of a sudden I’m suspect.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

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Bill Von Hoene:	Busted.

Chip Pardee:	Surely you didn’t put those initials there because you thought someone else’s …

Bill Von Hoene:	You’re reading them upside down.

Chip Pardee:	I couldn’t agree more with Bill’s opening comments and Ken’s reflection on how well the Constellation acquisition fits the strategy that I know a number of you in this room would certainly have been working very hard at developing, and as a consequence, I hope you share the excitement and the enthusiasm, and no reason you should not.

I’ll speak very briefly to it from perhaps a little different angle. There’s clear recognition on the part of the senior executive team that acquisitions such as this and some of the other activities that have occurred that I will touch on at least from the GenCo perspective are only possible due to the very hard work and the results-oriented focus that you all have.

You know strategies are great, but they have to be backed up by extraordinarily precise operational performances. That pertains to your jobs, and this would not be possible if those you know 17,000-plus employees are out there that Exelon has are not focused on doing a job well each and every day, so I want to take this opportunity on the part of the panel here and also the senior team to just reflect upon that.

This is a wonderful opportunity that you in each of your roles have made possible for the company, and really could not be more complimentary of the work that you’ve all done over the years to make opportunities like this possible, and you will all benefit from these kinds of opportunities, so I think you will also understand that the work reward proposition is alive and well here at Exelon.

with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

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And I’m sure the nature of the questions will help us get into more details there as you wish.

I do want to reflect on a couple other things going on in the generating company and then turn it back over to Laura for the question-and-answer period, and I’ll go kind of through by business unit and just touch on some of the highlights, hopefully to seed questions, but we’ll see where you, as the audience, wish to go with that.

In nuclear, really the challenge for nuclear is just to continue to operate precisely on a day-to-day basis. They have a very healthy list of improvement initiatives that everyone is working on, radiation dose reduction, outage improvement initiative, reductions in human performance error rate. They have a number of singularly non-racy but very important initiatives that are underway in nuclear, and in their typical fashion, working very hard to show the results that they’ve promised and doing a good job with that.

The trick for nuclear these days is to not be distracted by the Constellation acquisition and frankly the events in Fukushima. It’s very easy to let your mind wander into some of these high profile changes that are coming down the pike, but at the end of the day, you know our single watch words for nuclear are just pay attention to doing as well as we can on a day-to-day basis, and we’ll continue to succeed there and the folks have clearly embraced that message.

We also have our nuclear uprate program underway, which is the equivalent to basically a single new large unit, something on the order of 1,400 megawatts. We have roughly 60 percent of the projects that are required to achieve those 1,400 megawatts are underway now.

We’ve gotten something on the order of 300 megawatts out of the program thus far, and a lot of big improvements coming this year with turbine replacements at Peach Bottom and Quad Cities and Dresden stations, and up with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

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rates as well at Limerick and LaSalle County, so that program is marching along nicely.

There have been a number of challenges to the economic viability of the programs with low gas prices and such that Ken referenced, but so far so good. Those uprate programs appear to be very robust and continue along in a high quality fashion, so so far so good with power up rates.

In power, a number of changes occurring there. We have completed wrapping the John Deere renewables organization, the wind farms, as we typically refer them as, into the organization as Exelon Wind, so that’s another 735 or so megawatts of main plate capacity that has been added to the power organization, and there’s about 230 additional megawatts of wind generating projects that are underway in Michigan, and those are marching along nicely as well.

So a big acquisition for Exelon that was executed well by the organization, and clearly reflects the Exelon 2020 initiative, which will endure through this acquisition. The acquisition of Constellation by no means represents a change in direction in the Exelon 2020 program. Obviously a different portfolio will cause us to look at things differently and perhaps change priorities on how we adjust the portfolio, but that program is alive and well for the company. I’ve had that question asked of me personally a number of times.

We are also approaching the retirement periods for Eddystone 1 and Cromby 1, and my compliments to the folks at both stations for how well they’ve operated right through the end of life for those two units, you know right up till this morning Cromby 1 was operating, for example, and a very difficult time with the transitions that the folks have handled well. We’ve been able to place the vast majority of the employees that will eventually need to be redeployed. That has been completed. Or as it suits the needs or the wants of the individuals, the folks are retiring and such, so that transition has gone well with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

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so far, and, of course, we have Eddy 2 and Cromby 2 to do yet at the end of this year and mid next year.

There’s also a lot of significant maintenance underway in the hydro organization, so a lot of work underway to complete reliability initiatives, and they’re doing a fantastic job as well.

I’ll move over to Fukushima. We get a lot of questions on what the impact of Fukushima will be on the nuclear program here in the United States. Not too many years ago there was a huge amount of momentum at least on paper around new builds.

There were 28 new units called out that the NRC was to process combined construction and operating licenses for. Some of those had a high degree of assuredness that they were going to go forward, some had a low degree of assuredness, but between low gas prices and the Fukushima event, we’ll see a lot of the wind out of the sails of new nuclear plant build in the United States for a period of time. It won’t be a stop to the projects that are underway as far as we can see, but it’s going to be one more additional factor that’s going to be – that will make it harder to deploy new nuclear here in the United States, so time will tell.

The lessons learned out of Fukushima are coming very slowly, so we don’t yet have a complete and accurate picture of what occurred over there, and consequently don’t really understand yet the implications of the Fukushima Daiichi accident on the U.S. program, but I think over the next six months we’ll get a good feel for any short-term ramifications and perhaps two or three years from now we’ll know more clearly what the long-term effects will be.

So the jury’s out. We have a number of people over there assisting Tokyo Electric Power Company and Hitachi and Toshiba under the auspices of Exelon Nuclear Partners, but thus far, the Japanese are really still in the with Bill Von Hoene, Ken Cornew and Chip Pardee

May 5, 2011

Kennett Square

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stabilization phase, so the recovery has not yet become – begun. They’re still stabilizing those units.

I think with that said, Laura, get into the Q&A period.

Laura:	OK. If you have a question, raise your hand. We’ve got microphones in the audience to pass to you so everyone can hear. Please give us your name and your work location department, please.

Laura:	We’ve got one in the front.

Doug Jerzycke:	Hi. Good morning. Doug Jerzycke with power team and transmission and operations department. I’ll open this to Bill and to Chip.

Many, many years ago J.J. O’Connor had made a statement about the deregulation he saw down the road, you’d see maybe 10, 12 utilities running the you know that would be in the country.

Where does leadership see that today? Is that still a prophetic statement that he made?

Bill Von Hoene:	Well, I – the consolidation that he was describing and that, I think, first of all is something that we believe is very desirable for the industry. I don’t think there’s much question about that. The platforms that we are able to build and if you look at us utility wise relative to the size of European utilities, for example, we just have a lot more flexibility and a lot more ways to leverage if we are larger as utilities in the United States, so it makes sense in a world that is going to be evolving, where the technology’s going to be evolving, where the systems are going to be evolving, where modernization is going to have to occur to keep up with what is happening in the society.

And we have seen in a lot of activity in the last year in our sector in terms of merger acquisition activities, which you are familiar, yourself. I think the rationalize is there, I think the energy to do it is there, I think the pace is with Bill Von Hoene, Ken Cornew and Chip Pardee

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probably different from what was envisioned at that time that statements was made, we haven’t still come completely to grips in the country with deregulations, it’s implications and how it affects customers. There’s some maturation that is going to occur in that regard but so we are still fighting the deregulation battle in a lot of venues. And we are fortunate from our standout to be in competitive market, it’s where the competitive market has worked very nicely, where the development of retail is evidence of that fact, and we expect that those factor working together will continue to go towards the world that was envisioned by the author you recited, Doug, but there’s lot of work to get there and in the phase f what is going to happen, it’s going to be someone uncertain.

Chip Pardee:	Yes. I would agree. I would also just add that as consolidation continuous to occur, it would be come or has become self limiting because they get more complex as each of the individuals parts grow. There are many more regulatory hurdles to jump through with larger utilities versus some of the smaller ones, so I think as Bill said, we’ll see some momentum that is developed continue for the next few years but as company gets bigger, combining those companies will become more complex, especially with regards to the state regulatory system and some such though.

There are factors that will tend to retard that consolidation as progress is made.

Laura:	Other question from the audience? The author as one …

Fred Buckley:	Thanks. Fred Buckley with Advisory Services Exelon Nuclear. Question is around the merger and also kind of tied to the nuclear partners. The paper work on the merger mentioned nuclear wasn’t really going to be merged. We are not going to bring them into our group right away. I think primarily because the French utility earning modes are there, how is that tied-in in Exelon nuclear partners tied that in anyway, or which framework going forward. I don’t even know if there is going to be report to Chip.

with Bill Von Hoene, Ken Cornew and Chip Pardee

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Chip Pardee:	They are going to report in to the generating company – let me just provide a little background for your question, Fred. The nuclear asset that is represented by Constellation, Constellation energy nuclear group is a joint venture between Constellation and Electricite de France. Almost fifty fifty, just that enough imbalance in ownership to consider a principally a US owned asset which are required by the federal law – a foreign entity can’t own majority stakes in nuclear units here in the United States. That’s a successful joint venture as you may have read in some of the materials that were produced in conjunction with the announcement.

There are nuclear organization wants very well so there is no particular motivation nor are there commercial motives to immediately invest in their nuclear programs because they run well. They have capacity factors that are comparable to ours, which are very good. They have cost structure in their nuclear program which is comparable to ours, which is very good. So there is no boarding plus from the start on first on those.

With that said, I think it’s the year well all along will have the opportunity to learn from Constellation and from Electricite de France likewise, they are going to have the opportunity to learn from us. So I would anticipate a convergence, it’s just going to be on the shortlist priorities. There is no need to be on the shortlist priorities. But one day, we’ll get to the point where operations at a Constellation Energy nuclear plant that exist today will look very similar to the way they look at Exelon. I think, natural continuous improvement will get us there.

Fred Buckley:	So with the Exelon partners and French (inaudible) that we’re looking at the opportunities there, then open up new market that we cannot start working from it?

Chip Pardee:	Yes. And I’m sure I didn’t pick up the second part of your question. You had asked that. We have, we already have a technical exchange in (inaudible) in

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place for the Electricite de France, part of Exelon before this, before the Constellation/Exelon combination have been contemplated. So we already have a reason to be strong ties with that organization.

I think that will continue and accelerate and to the extent and which there are products and services that are marketable via Exelon nuclear partners, there will be player in this, however, I think that the focus for Exelon nuclear partners will continue domestically on plan acquisition of operating contracts here in the United States where services agreements in developing markets like China. And unfortunately, we think we are going to have a market in Japan, on some of the Fukushima Daiichi and Diadem recovery work.

So Exelon nuclear partners are alive and well, there’s plenty of market place out there for us to be involved with. I’m not foreseeing at least from the initial stages that they will be strongly involved with the Electricite de France – I call it technical integration.

Laura:	OK. I will intersperse one that came in from the Baldwin Service Center from the a PECO employee. People are hearing that the administration wants to push for stricter nuclear policy following the Japan incident, what are we expecting and how will that impact our company?

Chip Pardee:	You want to take that one Bill?

Chip Pardee:	That is a good question and I would say, we don’t know yet how the administration will ultimately respond. I will say and this is based on spending a considerable lot of time in Washington Capitol Hill and another discussion, largely in a process of just exchanging the facts that we know to try to help them educate the stakeholders that we have.

The administration, the local elected officials, the elected officials at the federal level, have all been in my opinion, surprisingly open-minded about continuing the development of nuclear as an asset here in the United States as

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an important part of our generation mix. With that said, a very clear and compelling message that we get constantly is we have to learn what happen over there, and we have to make sure that whatever risk that we identify that we have not previously contemplated that we take the proper corrective measures for.

So if we learn something from Fukushima Daiichi that says we have design flaws in some of our older units that are economically insurmountable, I think that those stakeholders, the administration for example would be pressuring us heavily to retire those assets and potentially replace them with different ones. With that said, we have not yet found any of those design flaws. Most of what we have seen occur at Fukushima are in their own way in the form of natural disaster mitigation or defense in depth as a result of natural disasters have been at least contemplated here in the United States.

There were no a-ha’s that we’ve gotten out of that thus far. And we just have to continue looking and thus far the administration, the rest of our stakeholders are giving us I’ll say the cover to continue to look as long as we assure them that we will learn and change as appropriate.

Bill Von Hoene:	The one thing, two things I want to add to that are first of all, from the company standpoint and it’s involvement in this, this is Chip has spent about 175 percent of his time, not only on behalf of Exelon but as an industry representative and has really been indispensable in delivering the messages about safety in the United States plants across the board not just in Exelon and has given I think a real voice to the industry that was needed and that it has been uniquely Chip who has done that for the industry.

The responses have not only been measured which I would agree with that word, that’s just the right word, but there has been an affirmation that our plants, we believe our plants are safe and it’s been important for regulatory officials and for the administration to come out and say that. The process that we’re now going through and that the government is asking us to go through,

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to learn from Fukushima and to make – to ensure that we have safety precautions that are adequate and appropriate is exactly the process that we go through at Exelon day in and day out.

So I think we are benefiting and will benefit whatever comes out of the other end of this is they make the sausage of the new nuclear regulatory regiment response to this.

We will benefit from the track record that we’ve had under Chip’s and Mike’s and Chris’s leadership about a concern for safety and a concern for efficiency that has really positioned us in a way to have some proverbial money in the bank when this analysis is completed.

Laura Duda:	And another question over here.

Tumeka Clinkscale:	Hi, my name is Tumeka Clinkscale. I’m from Limerick Generating Station work management, switching gears a little bit. Thinking of our company growing and moving forward and thinking of sustainability in our legacy, what are we doing about getting younger folks into our company, not in business engineering but into other disciplines?

Bill Von Hone:	Well Tumeka I’ll take a start at this and I think everybody will have their perspectives on. We are very focused at the senior levels on the aging of our workforce. It is a high priority in our human resources, not only our human resources operations and part of our business but at the highest levels of the company.

So we are reviewing those issues and those challenges. They are part of just a workforce analysis. They are also part of our diversity and inclusion programs and what we’re trying to do to make sure that we are getting the best possible talent and training the best possible talent that we can, acquiring and retaining it.

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So there are many initiatives in the company that are directed at that very issue that you have raised and we are very sensitive to the fact that it is an issue as the business becomes more sophisticated and as it gets larger for us to continue to have the excellent performance that we have had, requires us equal with anything else we do make sure that the talent pool that comes into the company is adequate to sustain our performance. A lot of – however and I say this not just from a senior level but I think it’s understood throughout the company, a lot of attracting talent and a lot of retaining talent can’t be just directed from the top.

It’s the folks, the people who work at generating stations, the people who work in the rest of the part of our business who are most sensitive to what it takes to get the right people in the door. So, this is a partnership with all 18,000 of our existing employees that has to be there and to the extent that people within our employee force have ideas or thoughts about how we can do this more effectively.

That’s going to be the most – that’s going to be the most effective reconnaissance that we can have about how to continue to do it.

Ken Cornew:	Tumeka more locally here in the Kennett community, we’ve established a relationship with Kennett High School and we have an intern program in the summer for more than a dozen high school students that come and work within the Power Team arena and see what business is like and what our industry is like. We’ve actually had tremendous success in that program and have seen some, seen some of these kids make it through college and then come back and work for us now, in the last 10 years here.

So that’s been a very, very positive story locally. We also continually have an intern program from college and focus on college recruiting, bring interns in, and let them work with us and evaluate their skills and how they align with our business and then we tend to hire a handful of them every year, small numbers but very, very important in the new company. When we think about

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the opportunities for everyone, and I’ve gotten a lot of positive feedback particularly from the younger folks about this Constellation/Exelon Power Team combination going from something here like 400 to 500 people supporting that operation as something well over 2,000.

And that provides tremendous career opportunity for folks as they start their career or think about the next step in their careers. So, we’re very excited and I think people here are very excited about those opportunities.

Chip Pardee:	I would just second what both Bill and Ken said and I think one of the most gratifying perspectives that I can provide is that during the tough times that we have coming up in 2012, Ken talked about depressed gas prices and the effect that has on our business, our programs that dedicate resources, time, energy, money, to those recruitment activities that Bill and Ken spoke to, are enduring without being reduced as we go through even the tight times.

So, I’m pleased and proud that the company I believe is putting their money where their mouths is so to speak, and we just need to keep, we need to keep pressing forward. As Bill said we need to keep learning from our experiences. So we get better at it because it is vital for us to continue to succeed, to bring in the highest quality people that we can find and train them commensurate with their responsibilities and show them the career path that will keep those folks engaged and interested as the years go along.

So we’ll keep working at it.

Kristy LaRue:	Hi, I’m Kristy LaRue with Portfolio Management Group at Power Team. I understand upon successful completion of the merger that the Power Marketing and Training Organization would operate under the Constellation name, which admit is a very strong industry but it does seem a little unusual given more the acquiring company. Was there any concern that that might confuse people or what was the thinking behind that?

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Bill Von Hoene:	Let me talk a little bit about the broader strategic thinking and then Ken can address the confusion and some of the things, associated issues with it.

Anytime we try to put together a deal of this magnitude there are considerations about how we effectively put the company together, whether there are also political considerations that have to be taken into account in order to be sure that we can execute.

In this case, it makes good sense for the businesses to be combined. A huge sense for the businesses to be combined under one roof and that’s one of the ways that we will, one of the principle ways that we will benefit from this so. There needed to be a consolidation at a location under one name in order for us to drive the benefits that Ken talked about.

From a political standpoint what we’re trying to balance here is in terms of the contingencies in Maryland that we have to make happy with this deal, is the fact that they are losing a headquarters of a very, very large company, the corporate headquarters which will remain in Chicago.

And one of the considerations is how do we make that an attractive feature and how do we compensate for what the reaction to that will be. And certainly one of the ways is to take the growth engine of the business where they do have more employees than we do in that engine. And have it located there and have the name that gives not only the commercial recognition but also the political cache that I think is going to be important for execution of the transaction.

Ken Cornew:	And you know this is near and dear to my heart. I just gave you the little history lesson on power team and the name means something to us and it means something very special to us. Its something that will always live in this organization in some way.

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That being said we branded ourselves based on what we do and how we do it and not so much the name but I’m confident that we will continue to do that. They spent a lot of time and money branding directly to retail customers on national basis.

We have spent a good amount of time and money branding our Exelon energy retail brand in Illinois in particular, in Ohio somewhat in Michigan and now in Pennsylvania. Although it’s near and dear to my heart, it makes a lot of sense to take advantage of this brand and I think we’ll be able to manage its transition very well and any confusion it might create earlier on will become very clear to all of our customers with our competitive offerings and our capability going forward.

Chris McLeester:	Hi Chris McLeester from BST Risks here at PowerTeam. My question is given the regulatory challenges that apply to state of Maryland and the city of Baltimore, was any consideration given to shutting PG&E prior to the merger?

Bill Von Hoene:	The short answer is no. There was no consideration given to spending out PG&E. It is an important part of the overall value that we expect to derive from this so we did not consider that. What we did consider to the premise of your question very, very carefully is how do we address all these issues and in terms of the challenges, what have we learned from the Allegheny First Energy merger which went through approval relatively smoothly.

What have we learned from the unsuccessful attempts the Constellation had as well. And we think that we have put together a set of proposals and a program and an infrastructure that will make the approval process much more smooth than what has historically been the case.

Ken Cornew:	Just another comment on that. We wrestle with this issue at an executive level all the time. What is the level proposition of utilities in future generation and we continue to come to the conclusion that we are, as Bill mentioned, and this

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is a slowing developing competitive market that is still highly regulated in a large sense.

We believe – both our utilities and our generating company – believe in the competitive model. We believe it provides the best value for our shareholders and the best value for our customers.

And we believe getting there means that we’re going to have to have utilities that believe in competition, and we’re going to have to have generators that believe in competition. And that united voice makes a lot of sense to us.

So, we’ve kept that perspective in Exelon. And I think that’ll continue with this acquisition.

John Murphy:	Yes. Hi. John Murphy, Exelon Nuclear Partners. In Exelon Nuclear Partners, as Chip mentioned, we’re being approached by overseas. And what we see is that there’s a lot of demand for electricity doubling. And as a result, they’re building 60 nuclear power plants overseas, while we’re only building one here.

So, and I encourage co-workers, if they want to learn more about Exelon Nuclear Partners, we have our own website, ExelonNuclearPartners.com.

But my question is about demand. Where do you see demand going in the United States? And how do we intend to meet it at Exelon.

Ken Cornew:	A very challenging question, obviously. Demand has been definitely impacted by the economy, first and foremost. We’ve seen – we hear quotes from even John Rowe that says, some people believe, in the industry, that the demand levels we saw in the 2007-2008 timeframe won’t return until 2015.

Now, that’s a challenge for an industry that wants to try to grow in some way. Because if you don’t have any more demand for power, there’s not a lot of need for more generation, and particularly, competitive generation at the time.

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The other things that are making their way into the equation are things like demand response – customers being able to interrupt at peak times and get paid to interrupt, as opposed to continuing to use electricity; and energy efficiency programs that are making an impact.

Our fundamentals suggest that when you add all that together, it’s not going to be a two to three percent demand growth country; it’s probably going to be more like a one to two percent demand growth country. And depending on the economies in the regions in our country, you may see some differences, but very slow from a demand growth perspective.

And so, the generation side is going to have to deal with that. Inefficient and older and uneconomic generation is going to have to move aside if we’re going to have new technology make its way into the equation from the supply side.

So, you know, that’s a tough perspective when you think about growth. And again, this is why we’ve moved from a GenCo perspective into much more strategic thinking space about what else we can do to add value. And that’s why this combination we’re talking about is so compelling.

Chip Pardee:	You know, it’s interesting, John. We’re in a period now where it doesn’t look like new construction or significant changes to the generation mix are going to be spurred by load growth. But pending EPA regulation changes and such, and the cache of renewables and how renewables will fit into the generation mix in this country, are all very much a dynamic situation.

So, I think we will see a markedly different generation mix as the years go along. But it won’t be driven as much by new demand as it will by generation replacement as we appreciate impacts on the environment, as we try to take advantage of renewable resources and such.

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I think we’re going to see a fundamental shift in the way energy is provided in the United States, and it’s going to be technology-driven. Energy storage devices have the opportunity to significantly change how we derive our power on a 24/7 basis.

But it’s just not clear how it’s all going to shape up yet, and the extent to which nuclear or renewables will provide support to our generation needs is unclear so far.

Bill Von Hoene:	And one of the skill sets as a company we need to have with the ambiguity that Chip just talked about is the ability to be nimble, to be versatile, to have our fingers on the pulse of things that we can’t know what is going to ultimately materialize. But we know that change is going to materialize.

And what we’ve done with this combination is, we’ve given ourselves a lot of capacity to be out in different places that we don’t have in the absence of the transaction. And that’s a really important part of this. It doesn’t translate to synergies that we can calculate now. It doesn’t necessarily translate to growth that we can do the arithmetic for currently.

But what it does do is make us well positioned to respond to the things that are going to develop in the world that Chip was talking about.

Chip Pardee:	That’s a great point.

Laura Duda:	OK. We have time for one more question, and I think we have one more in front here.

Jessica Lee:	My name is Jessica Lee from Nuclear at Cantera Location.

I have two questions. The first one, from last time I heard from the 360 meeting that we had that next year it will be much more hardship, I mean, from the economic perspective. And with the merger, the merger with Constellation, it looks like the financially is that move.

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So, how does that merger have on the relief or minimize the economic impact from this year?

Bill Von Hoene:	We have, as you know, because of the extraordinarily skilled way in which Ken has managed our portfolio, while power prices have gone down by 50 percent or more, we’ve been able to maintain over that period of time, earnings that have been relatively constant. We’ve been in the $4 to $4.20 range for four years, when really, in the absence of that, we would have had no business being there.

Next year, two things are going to happen. Some of these favorable hedges that Ken and his team negotiated will roll off, so the prices will be lower. And the capacity revenues, which are established three years in advance will be lower.

So, we have a period of time in ‘12 and ‘13 where the earnings picture is very different from what it is in ‘11, what it has been in the last few years.

Constellation will help. And Constellation is earnings-accretive in the first full year after the deal will be transacted. It will – after the deal is completed. It will be free cash flow-accretive right away.

But it’s not going to eliminate that gulf. It’s going to be one of the tools that we will use to try to address it. And the marketplace is already well aware of this. You can see what the projections are for our earnings in the next couple of years.

What we’re trying to do with all of this is have that value accretion – not that it will move the needle all the way to 2011, but also to have sustainable strategies so that our growth over time as we confront the cyclical nature of our business, we’ll be able to refine our ability to confront it in ways in the future that will minimize it as we go forward.

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Ken Cornew:	And I would just add, we know we can’t fix that problem of $4 a share going to something lower.

We know this deal does help from an accretion perspective. We also know there’s a lot that we can do with people in this room and across the company to make that problem a little smaller. And we’re going to be focused very heavily on making that problem a little smaller.

Laura Duda:	OK. If you did not get a chance to ask your question, or there was a question you didn’t want to ask in front of all of your peers, feel free to send them to the Exelon Corporate Communications mailbox. We do answer all of the questions that are asked, whether or not they’re answered as part of the program. So, please send us those.

Our next program is going to be in August at Braidwood. And I’d like to thank our panel. I’d like to thank all of you for taking time out of your day. And everyone who is watching this on a recorded basis, thank you, as well.

So, have a great day.

Bill Von Hoene:	Thanks for being here.